EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated February 21, 2006 (which audit report expresses an unqualified opinion on the financial statements and includes Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences when there has been a restatement of the financial statements as described in note 11 to the consolidated financial statements), appearing in the Annual Report on Form 40-F of Vermilion Energy Trust for the year ended December 31, 2005.

(“Deloitte & Touche LLP”)

“Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Calgary, Alberta, Canada

February 21, 2006